

NEWS RELEASE

CONTACT: **Hugh Aiken**
Kevin McDermed
913 367 2121
NYSE: FDY

Atchison Casting Corporation Notified by
New York Stock Exchange Regarding Listing Standards

Atchison, Kansas – May 24, 2002 – Atchison Casting Corporation (NYSE:FDY) today announced that is has received formal notice from the New York Stock Exchange ("NYSE") that the Company is "below criteria" for the NYSE continued listing criteria relating to total market capitalization over a 30 trading-day period.

Under the NYSE market capitalization requirement, the Company's total market capitalization may not be less than $15 million over a 30 trading-day period. As required by the NYSE, the Company will submit a business plan that the Company believes will demonstrate compliance with continued listing standards within eighteen months of the NYSE's notification. If the Committee accepts the business plan, the Company would be subject to quarterly monitoring for compliance with the business plan. If the business plan is not accepted, the Company would be subject to NYSE trading suspension and delisting and, in such event, the Company would seek an alternative trading venue.

ACC produces iron, steel and non-ferrous castings for a wide variety of equipment, capital goods and consumer markets.

This press release contains forward-looking statements that involve risks and uncertainties. Such statements include the Company's expectations as to future performance and contingent obligations. Among the factors that could cause actual results to differ materially from the forward looking statements are the following: costs of closing foundries, the results of the reorganization of the Company's wholly-owned subsidiary Fonderie d'Autun, the amount of any claims made against Fonderie d'Autun's prior owner which are the subject of certain guarantees, business conditions and the state of the general economy in Europe and the US, particularly the capital goods industry, the strength of the U.S. dollar, British pound sterling and the Euro, interest rates, the Company's ability to renegotiate or refinance its lending arrangements, utility rates, the availability of labor, the successful conclusion of union contract negotiations, the results of any litigation arising out of the accident at Jahn Foundry, results of any litigation or regulatory proceedings arising from the accounting irregularities at the Pennsylvania Foundry Group, the competitive environment in the casting industry and changes in laws and regulations that govern the Company's business, particularly environmental regulations.